Exhibit 99.1

NewGen Issues Clarification on Press Release Titled “NewGen Receives Continued Nasdaq Listing Approval and Announces New Business Development Director” dated February 20, 2025

BANGKOK, Feb. 20, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”) today issued a clarification that, in the press release titled “NewGen Receives Continued Nasdaq Listing Approval and Announces New Business Development Director” issued on February 20, 2025, the Company did not intend to imply that it has already achieved compliance with the Nasdaq Capital Market’s $2.5 million minimum stockholders’ equity requirement (the “Equity Rule”). However, during its 1st quarter to date, certain NewGen debtholders converted $2.3 million of debt to equity and the Company has drawn down approximately $4.3 million from its Equity Line of Credit with White Lion Capital. Therefore, the Company believes it has in excess of $2.5 million in stockholders’ equity as of this date. The Company is awaiting confirmation from Nasdaq that it has evidenced compliance with the Equity Rule. However, there can be no assurance that Nasdaq will determine that the Company has regained compliance with the Nasdaq continued listing rules.

NewGen further confirms that the Nasdaq Hearings Panel (the "Panel") granted an extension, allowing the Company additional time to regain compliance with Nasdaq’s continued listing requirements, subject to meeting specific compliance criteria within designated timeframes. In accordance with the Panel’s extension, the Company has already made progress on its compliance plan (along with the update on the Equity Rule already noted above), including carrying out a reverse split on February 11, 2025 in order to regain compliance with the $1.00 bid price requirement (NewGen’s closing bid price has traded above $1.00 for six consecutive trading days as of February 19, 2025). The Company also intends to apply for transition to the Nasdaq Capital Market on or before February 26, 2025.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com

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